UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Getty Images Holdings, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

374275105
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons
CC Neuberger Principal Holdings II Sponsor LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power
25,580,000
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
25,580,000
	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
25,580,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9)
6.48%(1)
12.	Type of Reporting Person (See Instructions)
OO

(1)            Calculated based on 394,771,254 shares of Class A Common Stock, par value $0.0001 per share outstanding as of November 10, 2022 as reported on the Issuer’s Form 10-Q, filed on November 14, 2022.

Item 1(a).	Name of Issuer

Getty Images Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

605 5th Avenue S., Suite 400 Seattle, WA 98104

Item 2(a).	Names of Persons Filing

This statement is filed on behalf of CC Neuberger Principal Holdings II Sponsor LLC (the “Reporting Person”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

200 Park Avenue, 58th Floor New York, New York 10166

Item 2(c).	Citizenship

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number

374275105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:
See response to Item 9 on the cover page.

(b)	Percent of Class:
See response to Item 11 on the cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:
See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:
See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:
See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:
See response to Item 8 on the cover page.

The filing of this Statement shall not be construed as an admission that the Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

CC NEUBERGER PRINCIPAL HOLDINGS II SPONSOR LLC

By:	/s/ Matthew Skurbe
Name: Matthew Skurbe
Title: Authorized Signatory